12 January 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 130,000 RELX PLC ordinary shares at a price of 1172.8185p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 64,779,280 ordinary shares in treasury, and has 1,111,172,445 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 899,500 shares.

RELX NV announces that today, it purchased (through UBS Limited) 116,000 RELX NV ordinary shares at a price of €14.7767 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 57,914,894 ordinary shares in treasury, and has 990,272,850 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 801,500 shares.